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August 26, 2011

[Via EDGAR]
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ajay Koduri

Re: Quepasa Corporation / Form S-4

Dear Mr. Koduri:

We are counsel to Quepasa Corporation (“Quepasa”) in connection with the Registration Statement on Form S-4 filed on August 11, 2011. In connection with our conversation on August 22, 2011, we are responding to the Staff's oral comments.

(1)           Provide a tax opinion or explain why no tax opinion is required.

Response:

Item 14(b)(6) of Schedule 14A requires certain disclosure: “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement”.  Neither Quepasa nor Insider Guides, Inc. (“myYearbook”) obtained an opinion relating to the tax consequences of the Merger to its security holders.  However, we are aware that the Staff requires a tax opinion if the tax consequences are material and Item 601 of Regulation S-K requires any such tax opinion to be filed as an exhibit to the Form S-4. The merger consideration will consist of 18% cash and 82% common stock of Quepasa.  Giving effect to the rights of certain preferred shareholders of myYearbook, the maximum amount of cash consideration paid by Quepasa to any myYearbook shareholder will be approximately 20%. Because 20% is not remotely close to the 40% threshold, we do not believe a tax opinion is material or necessary.

(2)           Update the financial statements.

Response:

On August 26, 2011, Quepasa filed an amendment to the Form S-4 (“Amended Form S-4”) including updated financial statements for the second quarter 2011 and have updated the pro forma financial information.

(3)           Include disclosure on severance arrangements that would be triggered upon the myYearbook Merger closing.

Response:

myYearbook has no severance arrangements that will be triggered by the Merger or otherwise.  We have included disclosure on page 65 of the Amended S-4 to that effect.

If you have any questions, please contact me at (561) 478-7077.

Sincerely,

/s/ Brian Bernstein

Brian Bernstein